UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38871

TURNING POINT THERAPEUTICS, INC.
 (Exact name of registrant as specified in its charter)

10628 Science Center Drive, Ste. 200
San Diego, California
(858) 926-5251
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:   One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Turning Point Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TURNING POINT THERAPEUTICS, INC.

Date: August 29, 2022	By:	/s/ Kimberly Jablonski
Name: Kimberly M. Jablonski
Title: Vice President and Secretary